EXHIBIT 20

                                                     NEWS RELEASE

                                                     NEWS RELEASE

Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870

                                                     NEWS RELEASE


Media Relations:    Investor Relations:
Roger W. W. Baker   Daniel A. Conforti
(203)698-5148       (203)698-5132

          FORTUNE BRANDS ANNOUNCES 5% DIVIDEND INCREASE


Old Greenwich, CT, September 30, 1997 -- Fortune Brands, Inc.

(NYSE-FO), the international consumer products company, today announced a 5% increase in the quarterly dividend on the Common stock to 21 cents per share from 20 cents.

     The dividend is payable on December 1 to stockholders of

record on November 12.  The new indicated annual rate is 84 cents per share, up from 80 cents.

     "Today's action, which comes only four months after the spin-

off of Gallaher Group Plc, reflects our confidence in our

earnings growth prospects and continues the aggressive actions we have been taking to deliver value to shareholders," noted

Chairman and Chief Executive Officer Thomas C. Hays.

     "Our long-term growth goal is to generate E.P.S. growth in the range of 13-15%, assuming a satisfactory economic and pricing environment," Hays said.  "We're on track to achieve that in

1997, and we're optimistic about 1998 and beyond."  He also noted

that, "on a cash basis excluding about 60 cents per share of goodwill amortization, Fortune Brands' earnings are substantially higher than our reported earnings.  The payout ratio based on cash earnings is in the 40% range -- in line with other leading consumer product companies.

     "We have robust earnings, backed by a strong balance sheet and, most fundamentally, by powerful, category-leading consumer brands.  We have also moved boldly and creatively to deliver value to our shareholders," Hays added.  "Four months ago, we spun off Gallaher Group Plc to shareholders and launched Fortune

Brands as a premier consumer products company.  Since the end of

1994, we have divested other operations with $4.4 billion in sales and invested nearly $2 billion to reduce fully diluted shares by 21%.  This year, we have announced very significant steps to reduce manufacturing costs, and we are investing

aggressively to enhance the value of our powerful brand

franchises."

     Fortune Brands, Inc. is an international consumer products company with headquarters in Old Greenwich, Connecticut.  Its operating companies have powerhouse brands and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and

Aristokraft cabinets sold by units of MasterBrand Industries --

and office products brands -- including ACCO World Corporation's

Day-Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra and Foot-Joy.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and the

Small Batch Bourbons, DeKuyper cordials and Whyte & Mackay

Scotch.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

Company's Securities and Exchange Commission filings.

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